Shareholder Response Summary Report
Putnam
Putnam Balanced Fund
September 12, 2002




			No. of Shares	% of Outstanding Shares		% of
Shares Voted

Approval of an Agreement and Plan of Reorganization between Putnam Balanced Fund and The George Putnam Fund of Boston and the transactions contemplated thereby. In this merger, The George Putnam Fund of Boston will acquire all of the assets of Putnam Balanced Fund in exchange for the issuance and delivery to Putnam Balanced Fund shares of beneficial interest of The George Putnam Fund of Boston and the assumption by The George Putnam Fund of Boston of all the liabilities of Putnam Balanced Fund.


Affirmative		20,881,922.608		59.363%
	91.725%
Against			  1,709,617.919		  4.860%
7.510%
Abstain			     174,257.401		    .495%
..765%

Total			22,765,797.928		64.718%
	100.00%